Exhibit 99.1

January 24, 2023

TO THE SHAREHOLDERS OF PERFORMANCE SHIPPING INC.

Enclosed is a Notice of the Annual Meeting of Shareholders (the “Annual Meeting”) of Performance Shipping Inc. (the “Company”), which will be held at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece, on February 22, 2023 at 12:00 p.m. local time in Athens, Greece.

At the Annual Meeting, holders of shares of (i) the Company’s common stock par value $0.01 per share (the “Common Shares”) and (ii) the Company’s Series C Convertible Cumulative Redeemable Perpetual Preferred Stock par value $0.01 per share (the “Series C Preferred Shares”) will consider and vote upon the following proposals (the “Proposals”):

1.	To elect two Class I Directors to serve until the 2026 Annual General Meeting of Shareholders of the Company (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2023 (“Proposal Two”); and

3.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Only holders of record of our Common Shares and holders of record of our Series C Preferred Shares at the close of business on January 12, 2023 (the “Shareholders”) will be entitled to vote at the Annual Meeting. The Shareholders will vote as a single class at the Annual Meeting.

Provided that a quorum is present, adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Annual Meeting, either in person or by proxy. Provided that a quorum is present, adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Annual Meeting, either in person or by proxy. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Annual Meeting shall constitute a quorum for the purposes of the Annual Meeting. If less than a quorum is present, Shareholders representing a majority of the voting rights present either in person or by proxy will have the power to adjourn the Annual Meeting until a quorum is present.

Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, including the notice of the meeting, proxy statement and annual report electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials and annual report electronically, then prior to next year’s shareholders’ meeting you will receive notification when the proxy materials and annual report are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

You are cordially invited to attend the Annual Meeting in person. If you attend the Annual Meeting, you may revoke your proxy and vote your Common Shares or Series C Preferred Shares, as applicable, in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, IT IS IMPORTANT THAT YOUR COMMON SHARES AND SERIES C PREFERRED SHARES, AS APPLICABLE, BE REPRESENTED AND VOTED AT THE ANNUAL MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT JANUARY 24, 2023, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

Andreas Michalopoulos
Chief Executive Officer

373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
Tel: + (30) (216) 6002-400, Fax: + (30) (216) 6002-599
e-mail: ir@pshipping.com – www.pshipping.com

PERFORMANCE SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
January 24, 2023

NOTICE IS HEREBY given that the Annual Meeting (the “Annual Meeting”) of the holders (the “Shareholders”) of shares of (i) the Company’s common stock par value $0.01 per share (the “Common Shares”) and (ii) the Company’s Series C Convertible Cumulative Redeemable Perpetual Preferred Stock par value $0.01 per share (the “Series C Preferred Shares”) of Performance Shipping Inc. (the “Company”) will be held on February 22, 2023 at 12:00 p.m. local time at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece for the following purposes, which are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class I Directors to serve until the 2026 Annual General Meeting of Shareholders of the Company;

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2023; and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on January 12, 2023 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

Only holders of record of our Common Shares and holders of record of our Series C Preferred Shares at the close of business on January 12, 2023 will be entitled to vote at the Annual Meeting. The holders of the Common Shares and the Series C Preferred Shares will vote as a single class at the Annual Meeting.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

All Shareholders must present a form of personal photo identification in order to be admitted to the Annual Meeting. In addition, if your Common Shares or Series C Preferred Shares, as applicable, are held in the name of your broker, bank or other nominee and you wish to attend the Annual Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Common Shares or the Series C Preferred Shares, as applicable, on January 12, 2023.

If you attend the Annual Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Andreas Michalopoulos
Chief Executive Officer

January 24, 2023

Athens, Greece

PERFORMANCE SHIPPING INC.
373 SYNGROU AVENUE
175 64 PALAIO FALIRO
ATHENS GREECE

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 22, 2023

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Performance Shipping Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders (the “Shareholders”) of (i) shares of common stock par value $0.01 per share (the “Common Shares”) and (ii) Series C Convertible Cumulative Redeemable Perpetual Preferred Stock par value $0.01 per share of the Company (the “Series C Preferred Shares”) of the Company to be held at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece on February 22, 2023 at 12:00 p.m. local time in Athens, or at any adjournment or postponement thereof (the “Annual Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Annual Meeting on or about January 12, 2023.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on January 12, 2023 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof. The Company has issued and outstanding 4,048,557 Common Shares and 1,314,792 Series C Preferred Shares. Each holder of record of Common Shares on the Record Date at the close of business is entitled to one (1) vote for each Common Share held. Each holder of record of Series C Preferred Shares on the Record Date is entitled to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would be convertible as of the annual meeting or any adjournment thereof (notwithstanding the requirement that the Series C Preferred Shares are convertible only after six months following their initial issuance), multiplied by 10. Based on the current conversion price of the Series C Preferred Shares, each holder of Series C Preferred Shares would be entitled to approximately 80 votes for each Series C Preferred Share. The Shareholders shall vote on each of the Proposals as a single class. One or more Shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Annual Meeting shall constitute a quorum for the purposes of the Annual Meeting. The Common Shares and the Series C Preferred Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Annual Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the Proposal set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Annual Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the Board on the Proposal described in this Proxy Statement are not timely received, Shareholders representing a majority of the voting rights present either in person or by proxy will have the power to adjourn the Annual Meeting. If the Annual Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Annual Meeting will be required other than announcement at the Annual Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the NASDAQ Capital Market under the symbol “PSHG.”

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised. If you do not hold your shares through an account with a brokerage firm, bank or other nominee, a proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. If you hold Common Shares or Series C Preferred Shares, as applicable, in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

PROPOSAL ONE

ELECTION OF DIRECTORS

Following the Annual Meeting, the Board of Directors will be comprised of five members, divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each class of directors serves for a three-year term and until their successors are elected and have qualified. Accordingly, the Board has nominated Andreas Michalopoulos and Loïsa Ranunkel, each as a Class I director, for re-election as directors whose term would expire at the Company’s 2026 annual meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position

Andreas Michalopoulos	51	Class I Director

Loïsa Ranunkel	45	Class I Director

Andreas Michalopoulos is expected to serve as a Director of Performance Shipping Inc. and as the Chief Executive Officer of Performance Shipping Inc. effective as of the 2023 annual meeting of shareholders. He served as the Chief Executive Officer of the Company since October 2020 and as a Director since February 2020. From October 2019 to October 2020, he served as our Deputy Chief Executive Officer. From January 13, 2010, to October 2020, he also served as our Chief Financial Officer. Andreas Michalopoulos served as Chief Financial Officer and Treasurer of Diana Shipping Inc. from March 2006 to February 2020, and he also served as a Director of Diana Shipping Inc. from August 2018 to February 2020. He started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Andreas Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master’s degree in Management Sciences specialized in Finance. In 1995, he also obtained a master’s degree in Business Administration from Imperial College, University of London. Andreas Michalopoulos is married to Aliki Paliou, who is also one of our Directors and current Chairperson of our Board, and daughter of Symeon Palios, our former Chief Executive Officer.

Loïsa Ranunkel has served as an independent Director of the Company and as the Chairperson of our Compensation Committee since February 2022. She is an experienced insurance broker specializing in Trade Credit and Political Risks. Since 2018, she has been involved in overseeing the creation and the development of the Political Risks Insurance (PRI) department at AU Group in Paris, a historical and world-leading broker specializing in securing and financing trade receivables. From 2014 to 2018, she worked as a certified Political and Trade Credit Risks Insurance Broker in Greece with clients based in Greece and abroad, focusing on the construction industry, defense industry, renewable energies, and shipbuilding. Loïsa Ranunkel began her career in the PRI market in 2006, when she was appointed manager of the Alcatel-Lucent global Political and Commercial Risks program. Before entering the PRI market, she worked at HSBC Investment Bank as an information and communication expert and spent six years as a business development officer at Egis Group – BDPA, a consulting firm specializing in international development assistance. Loïsa Ranunkel holds an MBA from the IAE – Paris Sorbonne.

Audit Committee. The Company’s Board has established an Audit Committee, composed of two independent members of its board of directors, who are responsible for reviewing the Company’s accounting controls, recommending to the board of directors the engagement of its external auditors and pre-approving audit and audit-related services and fees. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Alex Papageorgiou serves as the Chairperson of the Audit Committee and Mihalis Boutaris serves as a member. The Company believes that Mr. Papageorgiou qualifies as an “audit committee financial expert,” as such term is defined under Securities and Exchange Commission rules.

Corporate Governance Practices. As the Company is a foreign private issuer, it is exempt from the Nasdaq corporate governance rules, other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee’s members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii).

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Annual Meeting, either in person or by proxy.

Effect of abstentions. Abstentions will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF

INDEPENDENT AUDITORS

The Board is submitting for approval at the Annual Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2023.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.

Effect of abstentions. Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Annual Meeting. Should any additional matter come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.pshipping.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report. To request a copy, please call Performance Shipping Inc. at +30-216-600-2400, or write to Performance Shipping Inc., 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece.

By Order of the Board of Directors

Andreas Michalopoulos
Chief Executive Officer

January 24, 2023

Athens, Greece